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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-04236				September 25, 2024
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

JPMorgan Trust II
4. Address of principal executive office (number, street, city, state, zip code):

277 Park Avenue, New York, NY 10172

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed in Appendix A (each a separate series of JPMorgan Trust II) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 25, 2024, and from August 27, 2024 through September 25, 2024.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 25, 2024, and from August 27, 2024 through September 25, 2024, with respect to securities reflected in the investment accounts of the Funds.

JPMorgan Trust II

By:	/s/ Joseph Parascondola
Mr. Joseph Parascondola Assistant Treasurer

February 28, 2025
Date

Appendix A

Fund

JPMorgan Government Bond Fund

JPMorgan Tax Free Bond Fund

JPMorgan Core Plus Bond Fund

JPMorgan High Yield Fund

JPMorgan Large Cap Value Fund

JPMorgan Large Cap Growth Fund

JPMorgan Equity Income Fund

JPMorgan SMID Cap Equity Fund

JPMorgan Small Cap Growth Fund

JPMorgan Equity Index Fund

JPMorgan Mid Cap Growth Fund

JPMorgan Small Cap Value Fund

JPMorgan U.S. Government Money Market Fund

JPMorgan U.S. Treasury Plus Money Market Fund

JPMorgan Liquid Assets Money Market Fund

JPMorgan Municipal Money Market Fund

JPMorgan Short-Intermediate Municipal Bond Fund

JPMorgan Core Bond Fund

JPMorgan Mortgage-Backed Securities Fund

JPMorgan Investor Conservative Growth Fund JPMorgan Investor Balanced Fund JPMorgan Investor Growth & Income Fund JPMorgan Investor Growth Fund JPMorgan Short Duration Bond Fund

Report of Independent Accountants

To the Board of Trustees of JPMorgan Trust II

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each fund listed in Appendix A (each a separate series of JPMorgan Trust II) (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 25, 2024. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 25, 2024, and with respect to agreement of security purchases and sales, for the period from August 27, 2024 (the date of our last examination) through September 25, 2024:

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•

Count and inspection of all securities located in the vault of the Custodian at 780 Delta Dr., Monroe, LA 71203 without prior notice to management or where inspection could not be performed, application of alternative procedures;

•

Confirmation of all securities of the Funds held at the Depository Trust Company and the Federal Reserve Bank of New York (the “depositories”) in book entry form and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

•

Confirmation of security positions held by the Custodian at foreign sub-custodians and review of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks, or where replies were not received, the application of alternative procedures; and

•

Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to this engagement.

In our opinion, management’s assertion that the Funds listed in Appendix A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 25, 2024 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of JPMorgan Trust II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

New York, New York

February 28, 2025

Appendix A

Fund

JPMorgan Government Bond Fund

JPMorgan Tax Free Bond Fund

JPMorgan Core Plus Bond Fund

JPMorgan High Yield Fund

JPMorgan Large Cap Value Fund

JPMorgan Large Cap Growth Fund

JPMorgan Equity Income Fund

JPMorgan SMID Cap Equity Fund

JPMorgan Small Cap Growth Fund

JPMorgan Equity Index Fund

JPMorgan Mid Cap Growth Fund

JPMorgan Small Cap Value Fund

JPMorgan U.S. Government Money Market Fund

JPMorgan U.S. Treasury Plus Money Market Fund

JPMorgan Liquid Assets Money Market Fund

JPMorgan Municipal Money Market Fund

JPMorgan Short-Intermediate Municipal Bond Fund

JPMorgan Core Bond Fund

JPMorgan Mortgage-Backed Securities Fund

JPMorgan Investor Conservative Growth Fund JPMorgan Investor Balanced Fund JPMorgan Investor Growth & Income Fund JPMorgan Investor Growth Fund JPMorgan Short Duration Bond Fund